MAIL STOP 05-11

March 16, 2005

Richard P. Kundrat, Chief Executive Officer
NuVim, Inc.
12 North State Route 17
Paramus, NJ 07652

      Re:	NuVim, Inc.
   Registration Statement on Form SB-2
   File No. 333-120938
   Amendment Filed on February 8, 2005

Dear Mr. Kundrat:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The financial statements included in the registration statements should be current at the effective date. Please revise to include the audited financial statements for the fiscal year ended
December
31, 2004 to comply with Item 310 (g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Prospectus Delivery Obligation, page 2

2. We note that your disclosure imposes the delivery requirement for
25 days following the commencement of this offering. It appears that the requirement should be imposed for 90 days. Please refer to Rule
174 and Section 4(3) of the Securities Act of 1933. Please revise.
If you are relying upon Rule 174(d) in imposing the 25 day requirement, please advise as to how you qualify under that subsection of the rule.

Prospectus Summary, page 3

3. The company`s relationship with the Spencer Trask entities before and after this offering should be briefly discussed in the forepart of this section.

Risk Factors, page 7

4. Please add as a risk factor the default information contained in the third through sixth paragraphs under Liquidity and Capital
Resources.

Management`s Discussion and Analysis, page 17

5. We note your response to comment number 29 of our letter dated January 7, 2005. When discussing "related parties" to Spencer Trask
Specialty Group, please revise to provide a cross reference to the section in the prospectus that identifies these related parties.

6. We note your discussion of the defaulted amounts owed to Spencer
Trask of $2,500,000 and $2,480,000 and how such debt will be converted to shares. Please revise to clarify if the difference between $5.9 million owed and the sum of the two noted debts consist of defaulted interest.

Business, page 26

7. We note your response to comment 37. We note that there is one study discussed that involves 31 human subjects and your product.
Please revise to cite that study and identify the party that conducted it.

8. We note your statement that you do not have clinical evidence that a shorter period of consumption would provide similar benefits, but you do "have anecdotal evidence supporting that conclusion."
Please
revise to elaborate.

9. We note your response to comment 38. Please revise to clarify if you will be charged for the services provided by Dialog Group. If so, please revise to include this information in your discussion of related party transactions.

10. We note your response to comment 41. Please revise to discuss any material risks that may be associated with the fact that your relationship with Orefield Cold Storage and Sommer Maid Creamery is not controlled by any contracts.

11. We note your response to comment 42. Your statement that NuVim antibodies react with bacteria that infect humans is a benefit "not available in other products" still appears to imply that regular milk antibodies do not "react with bacteria in humans." Please revise to clarify if that implication is appropriate.

Management, 33

12. Please revise to clarify if Paul Young is still associated with
Paul Young Enterprises, LLC.

Executive Compensation

13. This entire section should be updated to include the most recent fiscal year.

Related Party Transactions, page 40

14. We note your response to comment 57. Please revise to elaborate on the "special product development" and "improvement projects" arrangements. For instance, it is unclear how intellectual property rights will be divided if any new products were to result from your collaboration.

Principal Stockholders, page 45

15. Kevin Kimberlin is the beneficial owner of a majority of the shares presently outstanding and will be the largest beneficial owner after the offering. He should therefore be added to the table of "beneficial owners" as required by Item 403.

Underwriting, page 53

16. We reissue comment 68.  The underwriting agreement at Section
9
should be amended or the prospectus appropriately revised.

Part II
Exhibit

17. We note that a number of exhibits, including the opinion and consent of counsel, remains to be filed by amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Angela Halac at (202) 824-5683. Questions on other disclosure issues may be directed to Duc Dang at (202) 824-5508.

					Sincerely,



					John Reynolds, Assistant Director
					Office of Emerging Growth Companies

cc: 	Debra Weiner
	Fax #: (650) 323-1108
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NuVim, Inc.
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